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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52141

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIDOTI & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1212 AVENUE OF THE AMERICAS, 15th FL
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, PC
(Name – *if individual, state last, first, middle name*)

369 LEXINGTON AVE, 25th FL (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, PETER SIDOTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIDOTI & COMPANY, LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GERYNA R COCHRANE
Notary Public – State of New York
NO. 01CO6119439
Qualified in Suffolk County
My Commission Expires May 6, 2021

Signature

CEO

Title

Geryna Cochrane

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF NEW YORK
COUNTY OF New York

Sworn to (or Affirmed) and Subscribed before me this 14th day of Feb, 2020 by Peter T. Sidoti

Geryna Cochrane

Geryna R Cochrane, Notary Public
My Commission Exp. May 6, 2021

SIDOTI & COMPANY, LLC

FINANCIAL STATEMENTS
AND
SCHEDULES
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM THEREON)

DECEMBER 31, 2019

SIDOTI & COMPANY, LLC

CONTENTS

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sidoti & Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sidoti & Company, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2015.

New York, New York
February 14, 2020

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS		
Cash and cash equivalents	$	3,194,049
Receivables from clearing brokers, including clearing deposits of $250,000		529,401
Research fees receivable		167,965
Property and equipment, net		30,800
Operating lease right-of-use-assets		285,515
Prepaid expenses and other assets		274,931
Total Assets	$	4,482,660
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	284,989
Bonuses payable		80,000
Commissions payable		179,389
Deferred conference fees		285,000
Deferred research revenue		184,000
Operating lease liabilities		322,553
Total liabilities		1,335,931
Member's equity		3,146,729
Total Liabilities and Member's Equity	$	4,482,660

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

Sidoti & Company, LLC (the "Company") is a Delaware single member limited liability company formed on March 1, 1999. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities, engaging in investment and financing activities and running investor conferences. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Agency ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). In addition, the Company is a member under the Ontario Securities Commission. The Company operates as an introducing broker and does not hold funds or securities for, or owe money or securities to customers, and does not carry accounts for customers. All customer transactions are cleared through the Company's clearing broker-dealer on a fully-disclosed basis. The Company is wholly-owned by Sidoti Holding Company LLC, a Delaware limited liability company ("Holding LLC" or the "Parent"), formed on March 1, 1999.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Certain financial statement amounts may not add or agree due to rounding.

These financial statements were approved by management and available for issuance on February 14, 2020. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company considers investments in money market accounts, including money market mutual funds, to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

Asset	Estimated Useful Life
Office equipment and computer software costs	3 – 5 years
Furniture and fixtures	7 years
Leasehold improvements	Lease term

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

The Company accounts for revenue under the provisions of ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") in which it used the modified retrospective method applied to all contracts not completed as of the adoption date. ASC 606 creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Substantially all of the Company's services fall within the scope of ASC 606 and revenue is thus recognized as the Company satisfies its obligation to the customer in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from Clearing Broker

The Company clears customer transactions through another broker-dealer on a fully-disclosed basis. At December 31, 2019, the receivable from clearing brokers consisted mainly of commissions related to securities transactions.

Investment Banking Fees Receivable

The Company carries its investment banking fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its investment banking fees receivable and establishes an allowance for doubtful accounts if necessary, based on a history of past write-offs and collections and current credit conditions. At December 31, 2019, the Company did not have any investment banking fees receivable.

Research Fees Receivable

Research fees receivable is comprised of receivables from the Company's research transactions, including the sale of Company Sponsored Research. No allowance for doubtful accounts was deemed necessary.

Adoption of ASC842 - Lease Recognition Standard

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02 and all subsequent amendments (collectively "ASC 842") which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. ASC 842 establishes, a right-of-use ("ROU") model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The Company adopted ASC 842 on January 1, 2019 using a modified retrospective approach for all leases existing at that date. The Company has not updated financial information or provided disclosures required under ASC 842 for dates and periods before January 1, 2019.

1. Nature of business and summary of significant accounting policies (continued)

The adoption of ASC 842 had a substantial impact on the Company's balance sheet, whereby it recognized ROU assets and the liability for operating leases, and in connection therewith, offset its deferred rent liabilities against ROU assets. Accordingly, upon adoption, leases that were classified as operating leases under the prior standard ("ASC 840") were classified as operating leases under ASC 842, and the Company recorded an adjustment of $677,565 to operating lease right-of-use assets and $748,805 to the related lease liability, while eliminating its $71,239 deferred rent liability. The operating lease liability is based on the present value of the remaining minimum lease payments, determined under ASC 840, discounted using the Company's incremental borrowing rate at the effective date of January 1, 2019, using the remaining lease term as the term. The ROU asset represents the right to use the leased asset for the lease term. The ROU asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, less any lease incentives received and any deferred rent payments that were written off on the effective date. All ROU assets are reviewed for impairment. For the year ended December 31, 2019, the Company amortized $392,051 of its ROU assets.

As permitted under ASC 842, the Company elected a "package of practical expedients" that enable it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The application of the practical expedients did not have a significant impact on the measurement of the operating lease liability. In particular, the Company elected the short-term lease recognition exemption for all leases that qualified. This means, for such leases, it did not recognize ROU assets or lease liabilities, and this included not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company also elected the practical expedient to not separate lease and non-lease components for all of its leases, as well as adopted certain materiality provisions set forth in Paragraph BC122 of ASU 2016-02 which allow for it to disregard the adoption of the new standard to leases deemed to have an immaterial effect on its financial statements.

The impact of the adoption of ASC 842 on the balance sheet at December 31, 2018 was:

	As Reported 12/31/18	Adoption of ASC 842 Increase (Decrease)	Balance 1/1/19
Operating Lease Right-Of-Use-Asset	$ -	$ 677,565	$ 677,565
Total Assets	4,872,085	677,565	5,549,651
Operating Lease Liabilities	-	748,805	748,805
Deferred Rent	71,239	(71,239)	-
Total Liabilities	1,335,931	677,565	2,013,496
Total Liabilities and Member's Equity	4,872,085	677,565	5,549,651

	At 12/31/19
Weighted Average Remaining Lease Term (in years)	0.7
Weighted Average discount rate	5.5%

1. Nature of business and summary of significant accounting policies (continued)

The Company's leases as presented herein pertain to leased office space. For the year ended December 31, 2019, the Company's operating lease liability declined by $426,252. The aggregate undiscounted cash flows of such operating lease payments, all of which are due within one year, are $329,615.

The Company adopted ASC 842 effective January 1, 2019. For contracts entered into on or after the effective date, at the inception of a contract it assesses whether the contract is, or contains, a lease. The Company's assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether its obtains the right to substantially all the economic benefit from the use of the asset throughout the period, and (3) whether it has the right to direct the use of the asset. At inception of a lease, the Company allocates the consideration in the contract to each lease component based on its relative stand-alone price to determine the lease payments. The Company has not entered into any contracts after the effective date that contain a lease.

Income Taxes (Due to Parent)

The Company is a single member limited liability company and, therefore, does not record a provision for federal and state income taxes. Accordingly, Holding LLC reports the Company's income or loss on its income tax returns. Holding LLC is subject to New York City unincorporated business tax ("UBT") and the Company reimburses Holding, LLC for taxes incurred and attributable to the Company's income, which is reported in Holding LLC's tax return. The UBT is calculated using currently enacted laws and rates and is reflected on the statements of operations of the Company using the separate return method, in accordance with GAAP. GAAP requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. At December 31, 2019, the Company did not have any UBT expenses in the Statement of Operations and thus no liability is included under the caption Due to Parent that would otherwise be presented on the Company's Statement of Financial Condition.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

1. Nature of business and summary of significant accounting policies (continued)

Holding LLC files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, Holding LLC is no longer subject to income tax examinations by major taxing authorities for years before 2016. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Revenue from contracts with customers

Information on Remaining Performance Obligations

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less, which represent all of its performance obligations. These performance obligations generally relate to our Seminar and Conference income, which is expected to be resolved within three months of December 31, 2019 and Company Sponsored Research Income, which is expected to be resolved within 12 months or less as of December 31, 2019.

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company record deferred revenue until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $697,366 at December 31, 2019 (inclusive of $250,000 in clearing deposits). It expects to recognize the entirety of this receivable (excluding the clearing deposit) during 2020. On January 1, 2019, the Company had receivables related to revenues from contracts with customers of approximately $882,608 (inclusive of $165,000 in clearing deposits). It had no significant impairments to these receivables during the year ended December 31, 2019. The Company's deferred revenue primarily relates to prepaid conference fees and upfront CSR payments where the performance obligation has not yet been satisfied. For the year ending December 31, 2019, the Company recognized substantially all of the approximate $335,890 in revenue that was deferred as of December 31, 2018.

Contract Costs

The Company capitalizes costs to fulfill contracts associated with investment banking advisory engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. It also capitalize direct costs associated with hosting a conference. Capitalized cost to fulfill a contract are recognized at the point in time that the related revenue is recognized, which at times may involve a good faith estimate of the relevant costs prior to settlement.

2. Revenue from contracts with customers (continued)

At December 31, 2019, capitalized costs to fulfill contracts were $10,000 which are recorded as Prepaid Expenses in the Company's Statement of Financial Condition. For the year ended December 31, 2018, we recognized all $30,000 in expenses related to costs to fulfill contracts that were capitalized as of the beginning of the period. Thus, no significant impairment charges were recognized in relation to these capitalized costs during the year ended December 31, 2018.

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's net capital was $2,637,289 which was $2,537,289 in excess of its minimum requirement of $100,000.

Under the clearing arrangement with the clearing broker-dealer, the Company is required to maintain a certain minimum level of net capital. At December 31, 2019, the Company was in compliance with such requirement.

4. Commitments

Operating Leases

The Company is obligated under various operating lease and licensing agreements for their database management systems, certain data services and telephonic/internet-related lines and services, which expire through 2021. The Company is also obligated under various contracts for certain data services on a year-to year basis.

The approximate future minimum annual rental commitments under the terms of the leases, as of December 31, 2019, are approximately as follows:

Year Ending December 31,	
2020	$133.042
2021	29,410
	$ 162,452

4. Commitments (continued)

Borrowings

The Company has a Loan and Security Agreement with its bank that currently expires on August 31, 2020. The financing provided the Company with a secured revolving credit loan in the aggregate principal of $2,000,000. The line of credit is secured by substantially all of the assets of the Company and a guarantee from the managing member of Holding LLC. The agreement also requires the Company to maintain a debt to tangible net worth ratio (as defined) of less than 1.5 to 1. The loan bears interest at the Wall Street Journal prime rate, with the interest rate set at a minimum of 4%. As of December 31, 2019, the Company had no borrowings under the line of credit agreement.

5. Off-balance-sheet risk and concentrations of credit risk

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. At December 31, 2019, the receivables from the clearing broker represents commissions receivable earned as an introducing broker for the transactions of its customers. Under certain conditions, as defined in the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $250,000. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities involve the execution, and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains principally all its cash and cash equivalents in three financial institutions, which generally exceed the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"), or in the case of its money market mutual fund holdings, the Securities Investor Protection Corporation ("SIPC"). The Company's exposure is solely dependent upon daily bank and brokerage account balances, as the case may be, and the respective strength of the financial institutions. The Company has not incurred any losses on these accounts. At December 31, 2019, amounts of cash and equivalents held in the aggregate (excluding money market mutual funds) were in excess of FDIC insured limits by $1,391,862. Of the Company's holdings of money market mutual funds, approximately $780,600 was in excess of SIPC insured limits at such date.

6. Property and equipment

Details of property and equipment at December 31, 2019 are as follows:

Office equipment	$	233,704
Furniture and fixtures		45,428
Computer software		342,387
Leasehold improvements		99,829
		721,348
Less accumulated depreciation and amortization		690,548
	$	30,800

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Retirement plan

The Company has a retirement plan ('the Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 60% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2019, the Company elected not to make a contribution.

9. Contingencies

In management's opinion, as of the date of this report, the Company is not engaged in any legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results or financial condition. During the year ended December 31, 2019, FINRA performed an examination of the Company which has resulted in some of the findings being referred to FINRA's Enforcement Department for its review and disposition. No further communications from FINRA has been received by the date of this report. The Company does not believe penalties or fines, if any, that may be imposed by FINRA individually or in the aggregate will have a materially adverse effect on the Company's results or financial condition.

10. Due to Parent

As of December 31, 2019, the Company was not indebted to the Parent for any amount, including UBT Taxes. There are no other significant transactions or expense sharing arrangements among the Company and the Parent.

Sidoti & Company, LLC

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2019

Sidoti & Company, LLC
(A LIMITED LIABILITY COMPANY)
DECEMBER 31, 2019

Table of Contents

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Sidoti & Company, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Sidoti & Company, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019.

The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working paper, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
February 14, 2020

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended December 31, 2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Sidoti & Co, LLC
1212 Avenue of Americas, 15th Floor
New York, NY 10036

8-52141

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg (212) 668-8700

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 13,338

B. Less payment made with SIPC-6 filed (exclude interest) (6,593)
July 18, 2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,745

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,745

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 6,745

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sidoti & Co., LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 20th day of January, 20 20.

Financial and Operations Principal (FINOP)
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2019
and ending December 31, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,558,626
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	666,493
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	666,493
2d. SIPC Net Operating Revenues	$ 8,892,133
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 13,338
	(to page 1, line 2.A.)